UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For March 7, 2018

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires, Argentina
Investor Relations Leandro Perez Castaño, Finance & IR Manager leandro_perez@tgs.com.ar Carlos Almagro, Investor Relations calmagro@tgs.com.ar Tel: (+5411) 4865-9077	Media Relations Mario Yaniskowski Tel: (+5411) 4865-9050 ext. 1238

http://www.tgs.com.ar/Investors

TGS Announces Results for the Full Year

and the Fourth Quarter ended December 31, 2017

FOR IMMEDIATE RELEASE: Wednesday, March 7, 2018

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) reported today a net comprehensive income of Ps. 974.7 million, or Ps. 1.227 per share (Ps. 6.134 per ADS), for the fourth quarter ended December 31, 2017, compared with the comprehensive net income of Ps. 462.0 million, or Ps. 0.581 per share (Ps. 2.907 per ADS), for the same period in 2016.

Comprehensive income for the full year ended December 31, 2017 amounted to Ps. 2,793.3 million, or Ps. 3.516 per share (Ps. 17.579 per ADS), compared with a net income of Ps. 930.6 million, or Ps. 1.171 per share (Ps. 5.857 per ADS), recorded in the full year 2016.

Operating profit for the full year 2017 amounted to Ps. 4,716.1 million, Ps. 2,484.3 million above the operating profit recorded in 2016.

It is worth noting that:

• Net revenues reached Ps. 12,246.7 million, an increase of Ps. 4,844.6 million compared to the 2016 fiscal year. This increase was mainly due to higher net revenues from the Natural Gas Transportation and Natural Gas Liquids ("Liquids") Production and Commercialization segments, which grew Ps. 2,472.5 million and Ps. 2,106.9 million, respectively.

• Operating costs, including depreciation of fixed assets, increased by Ps. 2,087.4 million, or 47.1% over 2016 fiscal year.

• Administrative and selling expenses rose by Ps. 234.0 million, or 35.0% over 2016 fiscal year.

Financial results had a positive effect of Ps. 245.4 million in the results, mainly related with a lower foreign exchange difference as a consequence of the decrease in the net liability position denominated in US dollar in the 2017 vs. 2016 full years.

Additionally, it is important to note that on March 30, 2017, the Company entered into a new transitional agreement with the National Government (the "2017 Transitional Agreement") and, as a result, ENARGAS issued Resolution No. 4362/2017 ("Resolution 4362"). The resolution granted TGS with a transitional tariff increase until the various governmental authorities involved, including the National Congress, and the National Executive Power, approve and ratify the 2017 Integral Renegotiation Agreement, which were signed by the Company on the same date.

The approval of the 2017 Integral Renegotiation Agreement is an essential step for the long-term sustainable recovery of the Natural Gas Transportation segment as well as the implementation of an ambitious capital expenditures program to be executed during the five-year period starting April 2017 to March 2022 (the "Five-Year Plan"). It includes works of quality, safety and reliability, among others, amounting to approximately Ps. 6,787 million (stated in Pesos as of December 31, 2016) equivalents to almost four times the total amount of investments made in this business segment during the previous five years.

During the full year 2017, TGS received transitory tariff increases totaling a weighted average of 182%.

In addition, the investment plan required by Resolution No. 3724/2016 ("Resolution 3724"), which had to be completed by March 31, 2017, was totally completed as of December 31, 2017, due to delays in the tariff increase implementation established by said resolution.

Full Year 2017 vs. Full Year 2016

During 2017 total net revenues were Ps. 12,246.7 million, representing an increase of Ps. 4,844.6 million from 2016.

Revenues from the Natural Gas Transportation segment are mainly derived from firm contracts, under which pipeline capacity is reserved and paid, regardless of actual usage by the shipper. The Company also provides interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, TGS renders operation and maintenance services of the Natural Gas Transportation facilities, for certain gas trusts (fideicomisos de gas) created by the Argentine Government to expand capacity in the Argentine natural gas transportation pipeline system. In November 2005, ENARGAS created the Charge for Access and Use (“CAU”) to compensate TGS for the operation and maintenance of the Natural Gas Transportation assets which belong to the Gas Trusts.

This business segment is subject to the ENARGAS regulation.

The Natural Gas Transportation business segment represented approximately 37% and 28% of TGS’ total revenues during full years 2017 and 2016, respectively. Since the implementation of the Public Emergency Law No. 25,561 in 2002, the Company was limited to receive increases in the rates applicable to this business segment. This situation meant that until April 1, 2016 the Company only received three tariff increases that only partially compensated for the sustained increase in operating costs over the past 15 years.

As mentioned above, on March 30, 2017, ENARGAS issued Resolution 4362 and the Company initialized the 2017 Integral Renegotiation Agreement, which represents an important step towards completing the Integral Tariff Review process (“RTI” for its acronym in Spanish). Resolution 4362 approved a tariff increase of 214.2% and 37% (if granted as a single installment starting April 1, 2017) for the transportation service of Natural gas and the CAU, respectively. However, and pursuant to Resolution No. 74-E / 2017 of the Ministry of Energy and Mining, this increase has been granted in three stages. Additionally, Resolution 4362 stated a non-automatic six-month adjustment mechanism for the natural gas transportation tariff, considering the wholesale price index (“WPI”) published by the Statistical Bureau of Argentina (“INDEC”).

In this sense, transitional tariff increases granted to TGS during 2017 were:

•

As from April 1, 2017 a 64.2% of the rate of the service of transportation of Gas Natural, but does not adjust the CAU.

•

As from December 1, 2017 a 81.1% and 29.7% of the rate of the service of transportation of Gas Natural and the CAU, respectively. Both increases included the WPI non-automatic adjustment mentioned before.

•

The remaining increase will soon be determined, for which the ENARGAS must consider the corresponding financial effect, without affecting the Five-Year Plan. In this regard, TGS proposed a 42% increase in the public hearing held on February 20th, and will become effective once the 2017 Integral Renegotiation Agreement is ratified by the Executive Branch.

Revenues derived from Natural Gas Transportation segment in the full year 2017 increased by Ps. 2,472.5 million, compared to 2016. The positive variation is mainly due to the impact of the increase authorized by Resolution 4362, and the full application during 2017 of the transitory tariff increase of 200.1% provided by Resolution 3724 and Resolution No. 4054/2016 ("Resolution 4054"). Additionally, in December 2017, the increase granted by Resolution No. 120/2017 ("Resolution 120") had a positive impact on net revenues.

The operation of the Company’s pipeline system requires a high level of investments to provide quality, safety and reliable service. Thus, the relevance of the tariff increases and the launch of the RTI process last April 2016. The RTI process will be a significant step for the Company to finally recover tariff charts through the collection of fair and reasonable rates that will allow developing a sustainable business over time, and securing the provision of an essential public service for Argentina's energy matrix.

Liquids Production and Commercialization revenues accounted for approximately 56% and 64% of the total revenues in 2017 and 2016, respectively. Liquids Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, Province of Buenos Aires, where all of TGS’s main natural gas pipelines connect, and where ethane, propane, butane and natural gasoline are recovered. The Company commercializes Liquids for its own account.

In the full year 2017 Liquids revenues increased Ps. 2,106.9 million compared to 2016. This effect was mainly due to the increase in reference prices, of Ps. 1,172.2 million, and the impact of the change in the exchange rate on sales denominated in US dollars, which amounted to Ps. 476.4 million.

The volumes dispatched rose 5.4%, or 54,325 short tons in the full year 2017, generating higher net revenues of Ps. 517.1 million.

Other Services business segment includes midstream and telecommunication activities. As a percentage of the Company’s total net revenues, this segment accounted for approximately 7% of the net revenues in both the full year 2017 and 2016. Midstream services include natural gas treatment, separation, and removal of impurities from the natural gas stream, as well as natural gas compression, rendered at the wellhead typically for natural gas producers. In addition, TGS provides services related to pipeline and compression plant construction, operation and maintenance of pipelines and compressor plants services, as well as steam generation for electricity production. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A., which provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Other services revenues increased by Ps. 265.2 million in the full year 2017, compared to 2016. The increase mainly corresponds to higher sales associated with: (i) natural gas compression and treatment services of Ps. 101.4 million, (ii) operation and maintenance services of Ps. 54.9 million and (iii) construction engineering works of Ps. 41.1 million. On the other hand, the exchange rate variation had a positive effect of Ps. 64.9 million.

Cost of sales and administrative and selling expenses rose by approximately Ps. 2,321.4 million in the full year 2017 compared to 2016. This variation is mainly due to: (i) the increase in the price and volumes of natural gas used as Replacement of Thermal Plant Reduction in the Cerri Complex ("RTP") and the butane purchases made to supply the local market of Ps. 969.2 million, (ii) higher charges for the preservation of fixed assets and depreciation of Ps. 503.9 million, (iii) higher labor costs of Ps. 339.1 million, (iv) higher third parties services of Ps. 256.4 million, and (v) the tax charge, including the inspection and control license fee paid to ENARGAS, of Ps. 210.6 million.

Other operating results recorded a negative variation of Ps. 38.9 million, mainly resulting from the write-off of certain non-financial assets of Ps. 72.3 million and higher expenses related to contingencies of Ps. 43.7 million. This negative variation was offset by higher insurance recovery made during 2017 of Ps. 88.0 million.

In the full year 2017, financial results increased by Ps. 245.4 million, compared to 2016. This positive variation is mainly explained by the impact of a lower negative exchange rate recognized as a consequence of the lower net US dollar liability position, amounting to Ps. 217.8 million. In addition, interest income was higher by Ps. 91.8 million, this effect was offset by higher interest loss generated by financial liabilities for Ps. 39.1 million.

Fourth Quarter 2017 vs. Fourth Quarter 2016

For the fourth quarter 2017, TGS posted total net revenues of Ps. 4,144.8 million, a Ps. 1,611.1 million increase compared to Ps. 2,533.7 million recorded in the 2016 period.

Revenues from Natural Gas Transportation segment during the fourth quarter of 2017 increased by Ps. 710.9 million from those recorded in the same period of 2016. The positive variation was mainly related to the tariff increases authorized by resolutions 4362 and 120.

Liquids revenues increased Ps. 851.5 million in the fourth quarter of 2017, from the same period of 2016. The revenue increase stems from a Ps. 582.5 million growth in prices along with the exchange rate variation of the Argentine peso against the US dollar of Ps. 188.5 million.

In terms of volumes dispatched, the increase of 23,964 short tons, or 8.0%, represented a positive variation on sales revenues of Ps. 183.5 million.

Other services revenues rose by Ps. 48.7 million in the fourth quarter of 2017. This increase is mainly attributable to the exchange rate variation on revenues denominated in US dollars of Ps. 22.1 million. In addition higher operating and maintenance and natural gas compression and treatment services of Ps. 21.5 million and Ps. 8.7 million, respectively, also contributed to the positive variation. These effects were partially offset by lower engineering services of Ps. 9.4 million.

Operating costs, administrative and selling expenses for the fourth quarter of 2017 increased approximately Ps. 862.5 million from the same previous year period. This variation is mainly due to higher: (i) repair and maintenance expenses of fixed assets and depreciation of Ps. 330.2 million, (ii) costs of natural gas used as RTP of Ps. 276.1 million, (iii) labor costs of Ps. 117.9 million and (iv) turnover tax and the ENARGAS inspection and control licensee fee of Ps. 59.8 million.

During the fourth quarter of 2017, other operating results recorded a negative variation of Ps. 111.6 million compared to the same period of 2016. This variation was mainly due to the write-off of certain non-financial assets amounting to Ps. 72.3 million and higher contingencies expenses totaling Ps. 28.7 million.

In the fourth quarter of 2017, negative financial results decrease by Ps. 25.6 million compared to the same period in 2016. This variation is mainly attributable to a higher accrual of interest generated by financial assets for Ps. 120.1 million, mainly as a result of the combined effect of the improvement in the interest rate obtained and the greater capital invested. This effect was partially offset by the higher loss due to the foreign exchange rate difference of Ps. 71.2 million and higher taxes charged on bank debits and credits for Ps. 12.3 million.

Liquidity and Capital Resources

The net positive variation in cash and cash equivalents in the full year 2017 was Ps. 1,097.7 million, higher than the cash and cash equivalents variation reported in 2016.

The increase in the net cash flow was due to a higher cash flow generated by operations at Ps. 1,384.9 million, primarily as a result of improved operating income, which was partially offset by higher income tax payments and contingency cancellation. In addition, cash flow used for financing activities was less at Ps. 975.8 million due to lower amount of debt amortization and dividend payment.

On the other hand, the net cash flow used for investing activities rose by Ps. 1,995.2 million as a result of use of additional for investments not considered as cash equivalents, and higher payments for property, plant and equipment acquisition in 2017.

Fourth quarter earnings conference call

TGS will host a conference call on March 8, 2018 at 9:00 am New York time to discuss this announcement. To listen to the call from The United States of America contact to +1-877-407-9210, outside The United States of America contact to +1-201-689-8049. To view the webcast go to www.tgs.com/investors.

TGS is Argentina’s leading transporter of natural gas, as it operates a natural gas pipeline system with a current firm contracted capacity of approximately 2.8 Bcf/d. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of Liquids. TGS is listed on both, the New York and Buenos Aires stock exchanges, under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the Company’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. (under a merger process with Pampa Energía S.A.) which holds 10% of CIESA’s common stock, (ii) CIESA Trust (whose trustee is TMF Trust Company (Argentina) S.A. and whose beneficiary is Petrobras Hispano Argentina S.A. -a wholly owned company by Pampa Energía S.A.- who has a trust shareholding of 40%, and (iii) Grupo Inversor Petroquímica S.L. (member of Grupo GIP, wholly owned by Sielecki’s family) and PCT LLC, who directly and indirectly jointly with WST S.A. (member of Grupo Werthein) through PEPCA S.A., own the remaining 50% of CIESA’s shareholding.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the full year ended December 31, 2017 and 2016

(In millions of Argentine pesos)

Breakdown of Net Financial Results

for the full years ended December 31, 2017 and 2016

(In millions of Argentine pesos)

Exhibit III

                                                                                                 Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the full years

ended December 31, 2017 and 2016

(In millions of Argentine pesos)

	2017	2016
Cash flows provided by operating activities		
Total comprehensive income for the year	2,793.3	930.7
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	358.4	286.8
Consumption of materials	7.8	7.2
Increase in allowances and provisions	128.1	98.8
Share of profit from associates	(0.2)	(1.5)
Interest expense accrual	400.9	392.4
Interest income on Other financial assets other than cash and cash equival	(78.6)	(37.6)
Income tax	1,355.0	489.3
Derivative financial instrument results	-	8.9
Foreign exchange loss	208.3	623.8
Bad debts	(12.1)	20.5
Changes in assets and liabilities:		
Trade receivables	(933.0)	(524.0)
Other receivables	(253.7)	(227.6)
Inventories	10.9	(108.4)
Trade payables	329.7	487.2
Payroll and social security taxes	66.3	51.9
Taxes payable	7.4	(33.4)
Income tax	(73.3)	(39.2)
Other payables	29.7	(37.1)
Provisions	(153.2)	(28.0)
Interest paid	(182.1)	(324.9)
Income tax paid	(515.4)	(10.5)
Derivative financial instruments	-	118.5
Advances from customers	28.3	(6.2)
Cash flows provided by operating activities	**3,522.5**	**2,137.6**
Cash flows used in investing activities		
Additions to property, plant and equipment	(1,308.6)	(596.1)
Financial assets other than cash equivalents	(1,221.3)	61.4
Cash flows used in investing activities	**(2,529.9)**	**(534.7)**
Cash flows used in financing activities		
Payment of loans	(40.4)	(916.5)
Dividends paid to non-controlling interest	-	(99.7)
Cash flows used in financing activities	**(40.4)**	**(1,016.2)**
Net increase in cash and cash equivalents	**952.2**	**586.7**
Cash and cash equivalents at the beginning of the year	1,555.1	872.5
Foreign exchange gains on cash and cash equivalents	145.5	95.9
Cash and cash equivalents at the end of the year	**2,652.8**	**1,555.1**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán Diego Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice president

Date: March 7, 2018